UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

CoLucid Pharmaceuticals, Inc.

(Name of Subject Company (Issuer))

ProCar Acquisition Corporation

(Offeror)

a wholly-owned subsidiary of

Eli Lilly and Company

(Parent of Offeror)

(Names of Filing Persons)

Common Stock par value $0.001 per share

(Title of Class of Securities)

19716T101

(CUSIP Number of Class of Securities)

Michael J. Harrington, Esq.

General Counsel

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

Copies to:

Raymond O. Gietz, Esq.

Matthew J. Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$971,384,209.50	$112,583.43

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of CoLucid Pharmaceuticals, Inc. (“CoLucid”), at a purchase price of $46.50 per share, net to the seller in cash, without interest and subject to any required tax withholding. Such shares consist of, as of 5:00 p.m., New York City time, on January 30, 2017 (the most recent practicable date): (i) 19,284,290 shares of common stock of CoLucid that were issued and outstanding; (ii) 1,340,206 shares of common stock of CoLucid potentially issuable upon exercise of outstanding exercisable in-the-money stock options; (iii) 263,147 shares of common stock of CoLucid issuable upon the settlement of outstanding restricted stock units; and (iv) 2,340 shares of common stock of CoLucid estimated to be subject to outstanding purchase rights under CoLucid’s 2015 Employee Stock Purchase Plan.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $112,583.43	Filing Party: ProCar Acquisition Corporation and Eli Lilly and Company
Form or Registration No.: Schedule TO	Date Filed: January 31, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer   ☑

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on January 31, 2017 by ProCar Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of CoLucid Pharmaceuticals, Inc., a Delaware corporation (“CoLucid”), at a purchase price of $46.50 per Share, net to the seller in cash, without interest and subject to any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2017 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following:

“The Offer and related withdrawal rights expired as scheduled at one minute past 11:59 p.m., New York City time, on Tuesday, February 28, 2017 (such date and time, the “Expiration Time”), without being extended. The Depositary has advised that, as of the Expiration Time, 17,410,607 Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that were not yet delivered in satisfaction of such guarantee) had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 90.3% of the aggregate number of then issued and outstanding Shares, together with all Shares that CoLucid would be required to issue pursuant to any then-outstanding warrants, options, restricted stock units, benefit plans or obligations, securities or instruments convertible or exchangeable into, or rights exercisable for, Shares immediately prior to the Expiration Time. Accordingly, the Minimum Tender Condition has been satisfied. As a result of the satisfaction of the Minimum Tender Condition and each of the other conditions to the Offer, Purchaser has accepted for payment all Shares that were validly tendered, and not validly withdrawn, pursuant to the Offer. In addition, the Depositary has advised that, as of the Expiration Time, 214,472 Shares have been tendered by Notice of Guaranteed Delivery, representing approximately 1.1% of the aggregate number of then issued and outstanding Shares, together with all Shares that CoLucid would be required to issue pursuant to any then-outstanding warrants, options, restricted stock units, benefit plans or obligations, securities or instruments convertible or exchangeable into, or rights exercisable for, Shares immediately prior to the Expiration Time.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of CoLucid. Pursuant to Section 251(h) of the DGCL, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Lilly and Purchaser intend to complete the acquisition of CoLucid through the Merger as promptly as practicable without a meeting of stockholders of CoLucid. At the Effective Time and as a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Offer Price, in cash, without interest thereon and subject to any required tax withholding, other than (i) Shares owned by Purchaser, Lilly, CoLucid (or held in CoLucid’s treasury) or any direct or indirect wholly-owned subsidiary of Lilly immediately prior to the Effective Time, or (ii) Shares held by any stockholder that is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares.

Following the Merger, the Shares will no longer be listed on the Nasdaq Stock Market and will be deregistered under the Exchange Act.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 1, 2017

ProCar Acquisition Corporation

By:	/s/ Darren J. Carroll
Name:	Darren J. Carroll
Title:	President

Eli Lilly and Company

By:	/s/ Derica W. Rice
Name:	Derica W. Rice
Title:	Executive Vice President and CFO

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 31, 2017.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement, dated January 31, 2017.*

(a)(5)(A)	Joint Press Release issued by Lilly and CoLucid on January 18, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Lilly on January 18, 2017).*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of January 17, 2017, among Eli Lilly and Company, ProCar Acquisition Corporation and CoLucid Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CoLucid on January 18, 2017).*

(d)(2)	Form of Tender and Support Agreement by and among Eli Lilly and Company, ProCar Acquisition Corporation and certain stockholders of CoLucid (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CoLucid on January 18, 2017).*

(d)(3)	Confidentiality Agreement between CoLucid and Lilly dated as of September 19, 2016.*

(d)(4)	Amended and Restated Development and License Agreement between CoLucid Pharmaceuticals, Inc. and Eli Lilly and Company, dated February 10, 2015 (incorporated by reference to Exhibit 10.10 to Amendment No. 3 to CoLucid’s Registration Statement on Form S-1 filed on April 23, 2015 (file no. 333-203100)).*

(g)	Not applicable.

(h)	Not applicable.

*	Filed previously